March 15th, 2021

CORRESPONDENCE VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

RE: Form 1-A File No. 024-11366 as amended

REQUEST FOR QUALIFICATION OF EFFECTIVENESS

Greetings,

Pursuant to Regulation A-plus (17 CFR §230.251 et seq.) promulgated under the Securities Act of 1933, as amended, Spotlight Capital Holdings, Inc (the “Registrant”) hereby requests qualification of the effective date of its Registration Statement on Form 1-A (File No. 024-11366), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on March 15th, 2021, or as soon as practicable thereafter.

The “Registrant” hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the Director of Administration: Mr. Thelton Ray Perkins, Jr at (725) 777-6994. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Spotlight Capital Holdings, Inc via email to info@spotlightcapitalholdings.com and tperkins@spotlightcapitalholdings.com .

Best Regards,

/s/ Aaron C Johnson

Aaron C Johnson - CEO

www.spotlightcapitalholdings.com